FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

11 January 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: 11 January 2005	By:	STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

PREMIER FARNELL PLC

2.	Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES, INCLUDING CAPITAL RESEARCH AND MANAGEMENT COMPANY, CAPITAL INTERNATIONAL INC., CAPITAL INTERNATIONAL S.A,  CAPITAL GUARDIAN TRUST COMPANY AND CAPITAL INTERNATIONAL LIMITED

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

IN RESPECT OF NON-BENEFICIAL HOLDINGS OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	STATE STREET NOMINEES LIMITED	408,800
	CHASE NOMINEES LIMITED	10,443,700
	MIDLAND BANK PLC	334,950
	NORTRUST NOMINEES	3,092,300
	MELLON NOMINEES (UK) LIMITED	83,500
	BANK OF NEW YORK NOMINEES LIMITED	3,208,300
	BANKERS TRUST	229,100
	CITIBANK LONDON	144,488
	MORGAN GUARANTY	292,900
	STATE STREET BANK & TRUST CO.	261,300
	DEUTSCHE BANK AG	1,022,700
	HSBC BANK PLC	1,105,600
	MELLON BANK N.A	57,300
	BANK ONE LONDON	123,900
	ROYAL BANK OF SCOTLAND	48,000
	NORTHERN TRUST	1,319,590

5.	Number of shares/amount of stock acquired

NOT DISCLOSED

6.	Percentage of issued class

NOT DISCLOSED

7.	Number of shares/amount of stock disposed

NOT DISCLOSED

8.	Percentage of issued class

NOT DISCLOSED

9.	Class of security

ORDINARY SHARES OF 5P EACH

10.	Date of transaction

NOT DISCLOSED

11.	Date company informed

10 JANUARY 2005

12.	Total holding following this notification

22,176,428

13.	Total percentage holding of issued class following this notification

6.11%

14.	Any additional information

15.	Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ
TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

Date of notification:  11 JANUARY 2005